ACQUSALUT INC.

7135 Collins Ave No. 624

Miami Beach, FL 33141

May 26, 2020

XEME Biopharma, Inc.

7 Deer Park Drive, Suite M-1

Manmouth Junction

NJ 08852

Re:  Letter of Intent (“LOI”) for a share exchange agreement between XEME Biopharma Inc. and Acqusalut Inc.

Dear Gentlemen:

This Letter of Intent will confirm our recent discussions and negotiations concerning Acqusalut Inc., a Florida corporation (“Acqusalut” the “Company”), XEME Biopharma Inc., a corporation incorporated in the State of Delaware (“XEME”) and the selling stockholders of XEME, R2T Biopharma Inc., a corporation incorporated in the State of California (R2T) which are made a party hereto (each, an “XEME Shareholder” and together with XEME and the Company, the “Parties” and each, a “Party”) for the purpose of executing a SHARE EXCHANGE AGREEMENT (the “Agreement”) after Acqusalut Inc., and XEME completed their audited financial statements for the year/s ending December 31, 2019 and March 31, 2020.

Both Acqusalut Inc. and XEME will take all necessary corporate action and obtain all necessary regulatory, Board of Director and Shareholder approvals required to affect the Share Exchange Agreement between the Company and XEME.

In consideration of this LOI, and Andrew Weeraratne the CEO of Acqusalut, performing  some of the following tasks while the audits of both Acqusalut and XEME are being conducted in order to execute the share exchange agreement and performing some of the following relevant tasks after the share exchange agreement is executed;

1.

Preparing and filing necessary current reports with the Securities and Exchange Commission (“SEC”).

2.

Preparing and filing a Post-Effective Amendment with the SEC to the Regulation A offering of Acqusalut currently effective for merged company to raise funds selling shares to the public.

3.

If XEME owners wished to get on the OTC market or any other global market then work on getting the merged company on the OTC or such any other market;

XEME, as part of signing this LOI, will transfer the initial installment of $40,000 to the following bank account of Acqusalut Inc:

XEME, as part of signing this LOI, will transfer the last installment of $80,000 after the signing of the Share Exchange Agreement based on official authorization from the XEME and Acqusalut.

Bank Account Information:

Popular Bank

301 Seventy First Street

Miami Beach, FL 33141

Tel.: (305) 861-1211

Account Name and address:

Acqusalut Inc.

7135 Collins Avenue, No. 624

Miami Beach, FL 33141

Tel.: (305) 865-8193

Incoming Domestic Wires:

Receiver Bank Name: Popular Bank

Receiver Bank Routing number: 026008811

Beneficiary Name: Acqusalut Inc.

Beneficiary Account Number: 6811670360

In addition to any conditions precedent contained above or elsewhere in this Letter of Intent is subject to the execution of formal documentation (the "Share Exchange Agreement"), which will be prepared by counsel for both companies.

The parties agree as follows:

1.

Acqusalut Inc. is a Florida corporation in good standing with the Secretary of State for the State of Florida, The present capitalization of Acqusalut consists of authorized shares of 1,000,000,000 of which (1) 900,000,000 shares have been designated as Class A Common Stock, par value $.0001 per share (with one vote for each share) (2) 70,000,000 shares have been designated as Class B Common Stock, par value $.0001 per share (with 10 votes for each share), and (3) 30,000,000 shares of Preferred Stock, par value of $.0001 per share.

2.

 Currently Acqusalut has 11,000,000 Class B shares outstanding and 4,545,918 Class A shares outstanding and no preferred shares outstanding. The Company agrees to convert the whole 11,000,000 Class B shares to Class A shares as of the execution date of the Share Exchange Agreement to make the total shares outstanding to 15,545,918 Class A common shares and no Class B shares, followed by Acqusalut buying back  6,000,000 shares of such Class A shares in exchange for net asset value of Acqusalut day prior to the execution date of the share exchange agreement in order to have only 9,545,918 class A shares outstanding and no class B or preferred shares outstanding as of the execution date of the share exchange agreement.

3.

The share exchange agreement to be signed, after the audits of both Acqusalut and XEME are completed, will provide for Acqusalut to issue 948,000,000 shares to the shareholder of XEME that will consists of 40,000,000 Class B shares and 908,000,000 Class A shares in exchange for 100% outstanding shares of XEME.

4.

 As soon as it is reasonably practical after execution of this Letter of Intent the parties will cause to be prepared and will negotiate in good faith, a formal Share Purchase Agreement, which shall contain the terms and conditions set forth in this Letter of Intent and such other representations, warranties, covenants, terms, conditions and releases customarily contained in a typical share purchase agreement including, without limitation:

(a)

reciprocal representations and warranties that the respective Financial Statements of Acqusalut and XEME were prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior years and are accurate and true and present fairly and accurately the financial condition and position of Acqusalut and XEME respectively;

(b)

 a reciprocal representation and warranty that there are no law suits pending or threatened and that all tax returns have been filed and taxes and withholding taxes paid and there are no outstanding claims or liabilities, contingent or otherwise, including any tax claims and liabilities except those set forth in the relevant Financial Statement and those incurred in the normal course of business since the date of the relevant Financial Statement;

1.

XEME is a Delaware corporation in good standing with the Secretary of State for the State of Delaware, having either been originally chartered in Delaware or having effected a valid change of registered domicile in compliance with all rules (if any) of the original charter jurisdiction to the State of Delaware. The present capitalization of XEME consists of 25,000,000 authorized shares of common stock at no par value per share of which 25,000,000 are issued and outstanding.

2.

As soon as is reasonably practical after execution of this Letter of Intent, each of the parties shall provide the other and their representatives such access to their respective books, records and operating facilities.

3.

 The Share Purchase Agreement shall include customary conditions to closing including without limitation, conditions;

(a)

in favour of Acqusalut that all the representations and warranties of XEME shall be true and that XEME shall have performed all of these covenants set forth in the Share Purchase Agreement by the Closing Date; and

(b)

 in favour of XEME that all the representations and warranties of Acqusalut shall be true and that Acqusalut shall have performed all of these covenants set forth in the Share Purchase Agreement by the Closing Date; and

(c)

in favour of all parties that the parties shall have obtained all permits, authorizations or consents of any government authorities required prior to consummation of the transactions contemplated hereby; and

(d)

 in favour of Acqusalut that Acqusalut shall have satisfied in all respects as to its due diligence inquiries of XEME; and

(e)

 in favour of XEME that XEME shall have satisfied in all respects as to its due diligence inquiries of Acqusalut.

1.

 Each of the undersigned agrees to hold in confidence all information obtained in conducting such assessment and due diligence investigations.

2.

 The Parties desire that the Acquisition shall constitute a tax-free exchange of common stock of Acqusalut for common stock of XEME and a "reorganization" within the meaning of Section 368(a)(1)(B) of the U.S. Tax Code.

3.

Contemporaneously with the Closing, the existing directors and officers of XEME shall be elected to Acqusalut Board of Directors with the resignation of current directors and officers of Acqusalut.

4.

 So long as this Letter of Intent remains in force, both Acqusalut and XEME shall conduct their respective businesses in the ordinary course and, unless disclosed in the Share Purchase Agreement, will not enter into any other new negotiations or solicit any other person, firm or corporation or inquiries or proposals relating to the disposition of their respective business, assets, shares or membership.

5.

Except as required by applicable regulatory authorities, no other announcement with respect to this LOI or the transactions contemplated herein will be made by either party hereto without the prior mutual agreement of the other party provided that this requirement will not apply to any announcement required to comply with laws pertaining to timely disclosure but the party required to disclose must consult with the other party in advance of such disclosure.

6.

 Each of the parties will bear the fees and disbursements of the lawyers, accountants and consultants engaged by them respectively and all other expenses incurred by them respectively in connection with the proposed share purchase.

7.

This Letter of Intent may be executed in several counterparts each of which will be deemed to be an original and all of which will together constitute one and the same instrument, based on acknowledgement of XEME shareholders.

8.

 This is a Letter of intent, which represents only the current thinking of the parties with respect to certain of the major issues relating to the proposed transaction and will be superseded by the formal Share Purchase Agreement.

9.

  If a formal Share Purchase Agreement has not been executed on or before December 31, 2020, then this Letter of Intent shall terminate unless extended by mutual agreement.

10.

 The foregoing represents the current thinking of the parties only and does not represent a binding agreement or an agreement in principal and as such the parties agree that no news release or other disclosure to any third party will be made in any case whatsoever until such time as a definitive agreement has been executed by the parties, and a current report  concerning this agreement has been filed with the regulatory authorities or such disclosure is mandated by the regulatory authorities.

11.

 By executing and returning the copy of this letter Agreement, the parties agree that through December 31, 2020, neither party nor their respective representatives will (a) take any action to negotiate, promote, encourage or facilitate (including providing any information to any third party) any transaction which is inconsistent with this Letter of Intent, or (b) disclose the transactions proposed in this Letter of Intent or any of its terms to any third party other than on a strictly need-to-know basis.

12.

 This Letter of Intent shall be governed by and construed in accordance with the laws of the State of Florida.

We look forward to continuing our discussions towards finalizing a share exchange agreement. Please indicate your acceptance and approval of this Letter of Intent and confirm that it outlines our basic guideline to proceed by signing the attached copy of this Letter of intent and returning to us in order that we may proceed with due diligence and the preparation of the Share Purchase Agreement.

Yours Sincerely,

/s/I. Andrew Weeraratne

I. Andrew Weeraratne,

Chief Executive Officer
Acqusalut Inc.

7135 Collins Ave No. 624
Miami Beach FL 33141

XEME BIOPHARMA INC.

/s/ Gongjin Choi

Gongjin Choi, Secretary

Date: 5/30/2020
XEME Biopharma, Inc.

7 Deer Park Drive, Suite M-1

Manmouth Junction

NJ 08852

FOR SHAREHOLDERS OF XEME BIOPHARMA INC.

/s/ Gongjin Choi

Gongjin Choi, Chief Executive Officer

Date: 5/30/2020
R2T Biopharma, Inc.

5 Corporate Park, Suite 250

Irvine, CA 92606